UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2018 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2018

	March 31,	September 30,
	2018	2018
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	4,250,610	4,611,250	671,410
Accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB58,227; September 30, 2018: RMB70,817 (US$10,312))	107,818	104,709	15,244
Inventories	27,718	32,538	4,738
Prepaid expenses and other receivables	22,276	25,582	3,725
Total current assets	4,408,422	4,774,079	695,117
Property, plant and equipment, net	552,960	543,451	79,128
Non-current deposits	233,115	256,457	37,341
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB69,713; September 30, 2018: RMB70,682 (US$10,291))	101,809	97,798	14,240
Inventories	71,758	74,021	10,778
Intangible assets, net	102,065	99,755	14,525
Investment in equity securities	153,882	126,477	18,415
Other investment	189,129	189,129	27,538
Deferred tax assets	31,295	36,413	5,302
Total assets	5,844,435	6,197,580	902,384

LIABILITIES
Current liabilities
Accounts payable	11,372	21,582	3,142
Accrued expenses and other payables	73,023	83,684	12,184
Deferred revenue	366,373	387,951	56,487
Income tax payable	17,407	18,494	2,693
Total current liabilities	468,175	511,711	74,506
Non-current deferred revenue	1,874,014	1,997,270	290,808
Other non-current liabilities	362,876	386,920	56,337
Deferred tax liabilities	20,628	20,148	2,934
Total liabilities	2,725,693	2,916,049	424,585

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 120,961,641 and 120,824,742 shares issued and outstanding as of March 31, 2018 and 121,687,974 and 121,551,075 shares issued and outstanding as of September 30, 2018	83	83	12
Additional paid-in capital	2,053,866	2,101,582	305,996
Treasury stock, at cost (March 31 and September 30, 2018: 136,899 shares, respectively)	(2,815)	(2,815)	(410)
Accumulated other comprehensive losses	(54,654)	(79,493)	(11,575)
Retained earnings	1,116,873	1,254,755	182,695
Total equity attributable to Global Cord Blood Corporation	3,113,353	3,274,112	476,718
Non-controlling interests	5,389	7,419	1,081
Total equity	3,118,742	3,281,531	477,799
Total liabilities and equity	5,844,435	6,197,580	902,384

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months Ended September 30, 2017 and 2018

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	234,572	247,104	35,979	458,794	480,925	70,025
Direct costs	(45,644)	(47,263)	(6,882)	(90,426)	(90,421)	(13,166)
Gross profit	188,928	199,841	29,097	368,368	390,504	56,859
Operating expenses
Research and development	(3,664)	(3,590)	(523)	(6,343)	(6,381)	(929)
Sales and marketing	(56,152)	(51,488)	(7,497)	(99,602)	(102,903)	(14,983)
General and administrative	(52,784)	(39,997)	(5,824)	(103,134)	(81,012)	(11,796)
Total operating expenses	(112,600)	(95,075)	(13,844)	(209,079)	(190,296)	(27,708)
Operating income	76,328	104,766	15,253	159,289	200,208	29,151
Other income/(expenses), net
Interest income	5,790	6,405	933	10,617	12,103	1,762
Interest expense	—	—	—	(3,257)	—	—
Foreign currency exchange gains/(losses)	110	(49)	(7)	111	(75)	(11)
Unrealized holding loss for equity securities	—	(30,945)	(4,506)	—	(40,266)	(5,863)
Dividend income	—	976	142	—	976	142
Others	993	(56)	(8)	2,142	(815)	(119)
Total other income/(expenses), net	6,893	(23,669)	(3,446)	9,613	(28,077)	(4,089)
Income before income tax	83,221	81,097	11,807	168,902	172,131	25,062
Income tax expense	(14,525)	(14,921)	(2,173)	(30,246)	(31,445)	(4,578)
Net income	68,696	66,176	9,634	138,656	140,686	20,484
Net income attributable to non-controlling interests	(1,101)	(1,062)	(155)	(1,926)	(2,030)	(296)
Net income attributable to Global Cord Blood Corporation’s shareholders	67,595	65,114	9,479	136,730	138,656	20,188

Earnings per share:
Attributable to ordinary shares
- Basic	0.60	0.54	0.08	1.22	1.15	0.17
- Diluted	0.60	0.53	0.08	1.22	1.14	0.17

Other comprehensive (losses)/ income, net of nil income taxes
- Foreign currency translation adjustments	(8,376)	14,597	2,125	(20,107)	37,477	5,457
- Unrealized holding losses in available-for-sale equity securities	(18,562)	—	—	(30,487)	—	—
Total other comprehensive (losses)/ income	(26,938)	14,597	2,125	(50,594)	37,477	5,457
Comprehensive income	41,758	80,773	11,759	88,062	178,163	25,941

Comprehensive income attributable to non-controlling interests	(1,101)	(1,062)	(155)	(1,926)	(2,030)	(296)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	40,657	79,711	11,604	86,136	176,133	25,645

Other Events

On November 27, 2018, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and six months ended September 30, 2018. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated November 27, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 27, 2018